Exhibit 99.1

IGI Reports Second Quarter and First Six Months of 2026 Unaudited Financial Results and Declares Ordinary Common Share Dividend

HAMILTON, Bermuda, August 4, 2026 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the second quarter and first six months of 2026.

Highlights for the second quarter and first six months of 2026 include:

(in millions of U.S. Dollars, except percentages and per share information)
	Quarter Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Gross written premiums	$201.7	$187.8	$398.9	$394.3
Net premiums earned	$125.0	$115.0	$236.2	$227.8
Underwriting income (1)	$29.5	$35.0	$67.2	$63.0
Net investment income	$17.5	$17.1	$31.0	$32.6
Net income	$20.9	$34.1	$42.5	$61.4
Combined ratio (1)	95.1%	90.5%	92.2%	92.4%
Earnings per share (diluted) (2)	$0.49	$0.77	$0.98	$1.36
Return on average equity (annualized) (3)	12.6%	20.8%	12.3%	18.6%
Core operating income (3)	$18.7	$22.8	$43.1	$42.2
Core operating earnings per share (diluted) (3)	$0.44	$0.51	$1.00	$0.93
Core operating return on average equity (annualized) (3)	11.3%	13.9%	12.5%	12.8%
Book value per share (1)			$16.04	$15.36

(1)	See “Supplementary Financial Information” below.
(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.
(3)	See “Non-GAAP Financial Measures” below.

IGI Group President & CEO Waleed Jabsheh said, “We delivered excellent underlying results in both the second quarter and first half of 2026 and continued to generate significant returns for shareholders, highlighted by annualized returns on average equity of 12.6% and 12.3% for the second quarter and first six months 2026, respectively.”

“These results were delivered against a backdrop of significant loss activity, mostly stemming from war in the Middle East, which in aggregate represents one of the largest single event losses in IGI’s almost 25-year history.”

“Our results clearly show the resilience and strength that we have built in IGI. To be able to absorb this level of loss in the first six months of 2026 while posting net income of $42.5 million, a combined ratio of 92.2%, and returning $72.9 million to shareholders, demonstrates that our strategy is not only working very well, but also as it was designed to work.”

Results for the Quarters and Six Months ended June 30, 2026 and 2025

The Company generated net income for the quarters ended June 30, 2026 and 2025 of $20.9 million and $34.1 million, respectively. Net income for the six months ended June 30, 2026 was $42.5 million compared to $61.4 million for the six months ended June 30, 2025. Results for the second quarter and first six months of 2026 reflected growth in gross written premiums compared to the same periods of 2025, and underwriting results remained profitable across all segments despite higher catastrophe (CAT) losses primarily related to the war in the Middle East. Results for the first half of 2026 also included the impact of a large (non-CAT) energy loss recognized during the first quarter, which had no material movement in the second quarter.

Return on average equity (annualized) was 12.6% for the second quarter of 2026, compared to 20.8% for the second quarter of 2025, and 12.3% for the six months ended June 30, 2026, compared to 18.6% for the six months ended June 30, 2025.

Core operating income, a non-GAAP financial measure, was $18.7 million for the second quarter of 2026, compared to $22.8 million for the same period of 2025 reflecting lower underwriting income on comparative basis. Core operating income was $43.1 million for the first six months of 2026, compared to $42.2 million for the first six months of 2025, supported by higher underwriting income despite elevated CAT losses during the period.

Gross written premiums increased by 7.4% to $201.7 million in the quarter ended June 30, 2026, compared to $187.8 million for the same period of 2025, due to increases in both the Short-tail and Reinsurance Segments. Gross written premiums increased to $398.9 million from $394.3 million for the first six months of 2026 compared to the same period in 2025.

Underwriting income was $29.5 million and $67.2 million for the second quarter and first six months of 2026 respectively, compared to $35.0 million and $63.0 million for the corresponding periods of 2025. The Company generated underwriting profit across all segments in the second quarter and first six months of 2026, with first-half 2026 underwriting income increasing year-over-year despite elevated CAT losses.

The loss ratio was 57.9%, including CAT losses of 18.8% for the second quarter of 2026, compared to 53.2% including CAT losses of 9.0% for the second quarter of 2025. For the first six months of 2026, the loss ratio was 53.8% including CAT losses of 19.0%, compared to 54.3% which included CAT losses of 16.9% for the first six months of 2025. CAT losses related to the war in the Middle East were the primary driver of elevated loss activity during the second quarter and the first six months of 2026.

The expense ratio (which is comprised of the net policy acquisition expense ratio, and the general and administrative expense ratio) was 37.2% and 38.4% for the second quarter and first six months of 2026, compared to 37.3% and 38.1%, respectively, for the same periods of 2025.

The combined ratio was 95.1% and 92.2% for the second quarter and first six months of 2026 compared to 90.5% and 92.4%, respectively, for the same periods of 2025.

Segment Results

The Specialty Long-tail Segment, which represented 23% of the Company’s gross written premiums for the six months ended June 30, 2026, generated gross written premiums of $42.7 million for the second quarter of 2026, compared to $45.9 million for the second quarter of 2025. Net premiums earned for the quarter ended June 30, 2026 were $41.2 million compared to $30.8 million for the same quarter of 2025. This segment recorded underwriting income of $5.5 million for the second quarter of 2026, compared to an underwriting loss of $2.9 million for the second quarter of 2025, largely the result of a higher level of net premiums earned in the second quarter of 2026.

Gross written premiums were $92.1 million for the first six months of 2026, compared to $86.4 million for the same period of 2025. Net premiums earned for the first six months of 2026 were $72.1 million compared to $61.4 million for the same period of 2025. This segment recorded underwriting income of $22.9 million for the first six months of 2026, compared to an underwriting loss of $10.3 million for the same period of 2025, driven by higher net premiums earned and lower net loss and loss adjustment expenses.

The Specialty Short-tail Segment, which represented 57% of the Company’s gross written premiums for the six months ended June 30, 2026, generated gross written premiums of $134.3 million for the second quarter of 2026, compared to $125.6 million for the second quarter of 2025. Net premiums earned were $58.4 million for the second quarter of 2026, compared to $60.2 million for the same quarter of 2025. Underwriting income was $16.0 million for the second quarter of 2026 compared to $25.6 million for the same quarter of 2025, with the decrease largely the result of the war in the Middle East driving a higher level of net loss and loss adjustment expenses for the second quarter of 2026 compared to the same period of 2025.

Gross written premiums were $226.5 million for the first six months of 2026 compared to $221.6 million for the same period of 2025. Net premiums earned for the first six months of 2026 were $122.3 million compared to $117.5 million for the same period of 2025. Underwriting income was $25.2 million for the first six months of 2026 compared to $50.6 million for the same period of 2025, for the same reasons described above.

The Reinsurance Segment, which represented 20% of the Company’s gross written premiums for the six months ended June 30, 2026, generated gross written premiums of $24.7 million for the second quarter of 2026, compared to $16.3 million for the second quarter of 2025, with the period-over-period increase reflecting new business written in India following registration approval received to operate in GIFT City, India during the second quarter of 2026. Net premiums earned for the quarter ended June 30, 2026 were $25.4 million, compared to $24.0 million for the same quarter of 2025. Underwriting income decreased to $8.0 million for the second quarter of 2026, compared to $12.3 million for the second quarter of 2025 primarily due to higher net loss and loss adjustment expenses.

Gross written premiums were $80.3 million for the first six months of 2026 compared to $86.3 million for the same period of 2025. The decrease was primarily due to the non-renewal of two reinsurance programmes in the first quarter of 2026. Net premiums earned for the first six months of 2026 were $41.8 million, compared to $48.9 million for the same period of 2025. Underwriting income was $19.1 million for the first six months of 2026, compared to $22.7 million for the same period of 2025 primarily reflecting the lower level of net premiums earned.

Investment Results

Investment income increased by 4.3% to $14.5 million in the second quarter of 2026, compared to $13.9 million for the second quarter of 2025. The annualized investment yield on average total investments and cash and cash equivalents was 4.6% for the second quarter of 2026, compared to 4.5% for the second quarter of 2025. Net investment income was $17.5 million in the second quarter of 2026 compared to $17.1 million for the same period of 2025, which also included higher positive mark-to-market movement in the equity portfolio in the second quarter of 2026 compared to the second quarter of 2025.

Investment income increased by 4.0% to $28.6 million in the first six months of 2026, compared to $27.5 million for the first six months of 2025. The investment yield on average total investments and cash and cash equivalents was 4.5% for the first six months of 2026, compared to 4.4% for the first six months of 2025. Net investment income was $31.0 million for the first six months of 2026, compared to $32.6 million for the same period of 2025.

Net Foreign Exchange (Loss) Gain

Net foreign exchange losses were $1.0 million and $3.4 million for the second quarter and first six months of 2026 respectively, compared to gains of $10.1 million and $17.3 million in the corresponding periods of 2025. The net foreign exchange losses and gains were primarily driven by the negative currency movements and positive movements, respectively, in the Company’s major transactional currencies (mainly the Pound Sterling and the Euro) against the U.S. Dollar.

Total Shareholders’ Equity

Total shareholders’ equity decreased to $669.0 million at June 30, 2026, compared to $710.2 million at December 31, 2025.

The movement in total shareholders’ equity during the quarter and six months ended June 30, 2026 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended June 30, 2026	Six Months Ended June 30, 2026
Total Shareholders’ equity at beginning of period	$653.6	$710.2
Net income	$20.9	$42.5
Change in unrealized gain (loss) on available-for-sale investments	$0.4	$(15.0)
Purchase of treasury shares (a)	$(5.1)	$(18.2)
Issuance of common shares under share-based compensation plan and employees stock purchase plan	$2.4	$4.2
Cash dividends declared	$(3.2)	$(54.7)
Total shareholders’ equity at June 30, 2026	$669.0	$669.0

(a)	In the second quarter of 2026, the Company repurchased 205,160 common shares at an average price per share of $24.82. For the first six months of 2026, the Company repurchased 750,534 common shares at an average price per share of $24.30. At June 30, 2026, the Company had 3.9 million common shares remaining under its existing 5 million common share repurchase authorization.

Book value per share was $16.04 at June 30, 2026 compared to $16.91 at December 31, 2025.

Ordinary Common Share Dividend

On August 3, 2026, the Company’s Board of Directors declared an ordinary common share dividend of $0.075 per share for the quarter ended June 30, 2026. The dividend is payable on September 2, 2026 to shareholders of record at the close of business on August 18, 2026.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars except per share data)	2026	2025	2026	2025

Gross written premiums	$201.7	$187.8	$398.9	$394.3
Ceded written premiums	$(57.1)	$(67.1)	$(95.4)	$(116.0)
Net written premiums	$144.6	$120.7	$303.5	$278.3
Net change in unearned premiums	$(19.6)	$(5.7)	$(67.3)	$(50.5)
Net premiums earned	$125.0	$115.0	$236.2	$227.8
Investment income	$14.5	$13.9	$28.6	$27.5
Net realized gain on investments	$0.5	$0.4	$0.3	$1.5
Net unrealized gain on investments	$2.5	$2.4	$2.0	$3.3
Change in allowance for expected credit losses on investments	-	$0.4	$0.1	$0.3
Net investment income	$17.5	$17.1	$31.0	$32.6
Other revenues	$1.0	$0.8	$2.0	$1.5
Total revenues	$143.5	$132.9	$269.2	$261.9
Expenses
Net loss and loss adjustment expenses	$(72.4)	$(61.2)	$(127.1)	$(123.8)
Net policy acquisition expenses	$(23.1)	$(18.8)	$(41.9)	$(41.0)
General and administrative expenses	$(23.4)	$(24.2)	$(49.0)	$(45.8)
Change in allowance for expected credit losses on receivables	$(0.3)	$(2.4)	$(0.5)	$(1.8)
Other expenses	$(2.3)	$(1.7)	$(4.4)	$(3.4)
Net foreign exchange (loss) gain	$(1.0)	$10.1	$(3.4)	$17.3
Total expenses	$(122.5)	$(98.2)	$(226.3)	$(198.5)
Income before income taxes	$21.0	$34.7	$42.9	$63.4
Income tax expense	$(0.1)	$(0.6)	$(0.4)	$(2.0)
Net income	$20.9	$34.1	$42.5	$61.4
Diluted earnings per share attributable to equity holders (1)	$0.49	$0.77	$0.98	$1.36

(1)	See “Note to the Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at June 30, 2026	As at December 31, 2025
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$1,003.8	$1,064.3
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$31.3	$20.9
Other investments, at fair value	$14.5	$13.7
Short-term investments	$37.7	$31.2
Equity-method investments measured at fair value	$2.4	$2.4
Total investments	$1,091.7	$1,134.5
Cash and cash equivalents	$197.2	$186.2
Accrued investment income	$16.2	$15.3
Premiums receivable, net of allowance for expected credit losses	$354.5	$274.3
Reinsurance recoverables, net of allowance for expected credit losses	$245.0	$233.6
Ceded unearned premiums	$110.9	$114.2
Deferred policy acquisition costs, net of ceding commissions	$79.6	$70.6
Deferred tax assets, net	$5.5	$4.9
Other assets	$76.3	$67.2
TOTAL ASSETS	$2,176.9	$2,100.8

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$842.9	$798.3
Unearned premiums	$533.9	$469.9
Insurance and reinsurance payables	$103.9	$95.9
Other liabilities	$27.2	$26.5
TOTAL LIABILITIES	$1,507.9	$1,390.6

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.4	$0.4
Additional paid-in capital	$77.5	$86.9
Treasury shares	$(4.7)	-
Accumulated other comprehensive (loss) gain, net of taxes	$(4.7)	$10.3
Retained earnings	$600.5	$612.6
TOTAL SHAREHOLDERS’ EQUITY	$669.0	$710.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,176.9	$2,100.8

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Loss ratio (a)	57.9%	53.2%	53.8%	54.3%
Net policy acquisition expense ratio (b)	18.5%	16.3%	17.7%	18.0%
General and administrative expense ratio (c)	18.7%	21.0%	20.7%	20.1%
Expense ratio (d)	37.2%	37.3%	38.4%	38.1%
Combined ratio (e)	95.1%	90.5%	92.2%	92.4%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at June 30, 2026	As at December 31, 2025

Common shares outstanding (in millions)*	42.5	42.8
Minus: Unvested shares (in millions)**	0.8	0.8
Number of vested common outstanding shares (in millions) (a)	41.7	42.0

Total shareholders’ equity (b)	$669.0	$710.2
Book value per share (b)/(a)	$16.04	$16.91

*	Common shares issued and outstanding at June 30, 2026 are as follows:

No. of shares as at
June 30, 2026
Vested common shares as of December 31, 2025	41,986,251
Treasury shares balance as of December 31, 2025	1,407
Vested restricted share awards	445,684
Granted employee stock purchase plan	12,628
Cancelled treasury shares	(564,444)
Treasury shares balance as of June 30, 2026	(187,497)
Total vested common shares as of June 30, 2026	41,694,029

Unvested restricted shares awards as of June 30, 2026	744,532
Unvested employee stock purchase plan as of June 30, 2026	28,140
Total unvested shares as of June 30, 2026	772,672
Total common shares outstanding as of June 30, 2026	42,466,701

**	Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At June 30, 2026, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended June 30, 2026

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$42.7	$134.3	$24.7	$201.7
Ceded written premiums	$(7.8)	$(49.3)	-	$(57.1)
Net written premiums	$34.9	$85.0	$24.7	$144.6
Net change in unearned premiums	$6.3	$(26.6)	$0.7	$(19.6)
Net premiums earned	$41.2	$58.4	$25.4	$125.0

Net loss and loss adjustment expenses	$(27.4)	$(31.1)	$(13.9)	$(72.4)
Net policy acquisition expenses	$(8.3)	$(11.3)	$(3.5)	$(23.1)
Underwriting income	$5.5	$16.0	$8.0	$29.5

For the quarter ended June 30, 2025

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$45.9	$125.6	$16.3	$187.8
Ceded written premiums	$(20.0)	$(47.1)	-	$(67.1)
Net written premiums	$25.9	$78.5	$16.3	$120.7
Net change in unearned premiums	$4.9	$(18.3)	$7.7	$(5.7)
Net premiums earned	$30.8	$60.2	$24.0	$115.0

Net loss and loss adjustment expenses	$(27.7)	$(24.4)	$(9.1)	$(61.2)
Net policy acquisition expenses	$(6.0)	$(10.2)	$(2.6)	$(18.8)
Underwriting (loss) income	$(2.9)	$25.6	$12.3	$35.0

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the six months ended June 30, 2026

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$92.1	$226.5	$80.3	$398.9
Ceded written premiums	$(19.4)	$(74.9)	$(1.1)	$(95.4)
Net written premiums	$72.7	$151.6	$79.2	$303.5
Net change in unearned premiums	$(0.6)	$(29.3)	$(37.4)	$(67.3)
Net premiums earned	$72.1	$122.3	$41.8	$236.2

Net loss and loss adjustment expenses	$(36.2)	$(73.8)	$(17.1)	$(127.1)
Net policy acquisition expenses	$(13.0)	$(23.3)	$(5.6)	$(41.9)
Underwriting income	$22.9	$25.2	$19.1	$67.2

For the six months ended June 30, 2025

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$86.4	$221.6	$86.3	$394.3
Ceded written premiums	$(31.7)	$(82.6)	$(1.7)	$(116.0)
Net written premiums	$54.7	$139.0	$84.6	$278.3
Net change in unearned premiums	$6.7	$(21.5)	$(35.7)	$(50.5)
Net premiums earned	$61.4	$117.5	$48.9	$227.8

Net loss and loss adjustment expenses	$(57.6)	$(46.1)	$(20.1)	$(123.8)
Net policy acquisition expenses	$(14.1)	$(20.8)	$(6.1)	$(41.0)
Underwriting (loss) income	$(10.3)	$50.6	$22.7	$63.0

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages)	2026	2025	2026	2025
Investment income	$14.5	$13.9	$28.6	$27.5
Average total investments and cash and cash equivalents(i)	$1,272.8	$1,257.2	$1,296.9	$1,277.6
Investment Yield (annualized)	4.6%	4.5%	4.5%	4.4%

(i)	Represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except share and per share information)	2026	2025	2026	2025
Net income for the period	$20.9	$34.1	$42.5	$61.4
Minus: Dividends attributable to restricted share awards	$0.1	-	$1.0	$0.8
Net income available to common shareholders (a)	$20.8	$34.1	$41.5	$60.6
Weighted average number of vested common shares – diluted (in millions of shares) (b)*	42.2	44.4	42.3	44.5
Diluted earnings per share attributable to equity holders (a/b)	$0.49	$0.77	$0.98	$1.36

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP financial measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended June 30,		Six Months Ended June 30,
(In millions of U.S. Dollars, except percentages)	2026	2025	2026	2025
Net premiums earned (a)	$125.0	$115.0	$236.2	$227.8
Net loss and loss adjustment expenses (b)	$(72.4)	$(61.2)	$(127.1)	$(123.8)
Net policy acquisition expenses (c)	$(23.1)	$(18.8)	$(41.9)	$(41.0)
General and administrative expenses (d)	$(23.4)	$(24.2)	$(49.0)	$(45.8)
Prior years unfavorable (favorable) development (e)	$1.7	$6.3	$(30.6)	$(19.6)
Current accident year CAT losses (f)*	$23.5	$10.4	$44.8	$38.6

Combined ratio ((b+c+d)/a)**	95.1%	90.5%	92.2%	92.4%
Minus: Prior years unfavorable (favorable) loss development divided by Net premiums earned (e/a)	1.4%	5.5%	(13.0%)	(8.6%)
Accident year combined ratio	93.7%	85.0%	105.2%	101.0%
Minus: Current accident year CAT losses divided by Net premiums earned (f/a)	18.8%	9.0%	19.0%	16.9%
Accident year combined ratio prior to CAT losses	74.9%	76.0%	86.2%	84.1%

*	The CAT losses for the quarter and six months ended June 30, 2026 included losses related to the war and ongoing conflict in the Middle East (in the Specialty Short-tail Segment).

The CAT losses for the quarter and six months ended June 30, 2025 included losses for the earthquakes in Taiwan and the Bridgewater Canal breach in Manchester, UK (all in the Specialty Short-tail Segment).

The CAT losses for the six months ended June 30, 2025 also included losses for the Southern California wildfires (in the Reinsurance Segment).

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)” above.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current accident year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current Accident year losses (Prior to CAT losses)	$47.2	37.7%	$44.5	38.7%	$112.9	47.8%	$104.8	46.0%
Plus: Current accident year CAT losses	$23.5	18.8%	$10.4	9.0%	$44.8	19.0%	$38.6	16.9%
Plus: Effect of prior years’ unfavorable (favorable) loss development	$1.7	1.4%	$6.3	5.5%	$(30.6)	(13.0%)	$(19.6)	(8.6%)
Total	$72.4	57.9%	$61.2	53.2%	$127.1	53.8%	$123.8	54.3%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through intelligent risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP financial measure), as illustrated in the table below:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2026	2025	2026	2025
Net income for the period	$20.9	$34.1	$42.5	$61.4
Reconciling items between net income for the period and core operating income:
Net realized (gain) on investments	$(0.5)	$(0.4)	$(0.3)	$(1.5)
Tax impact of net realized (gain) on investments(i)	-	$0.1	-	$0.2
Net unrealized (gain) on investments	$(2.5)	$(2.4)	$(2.0)	$(3.3)
Tax impact of net unrealized (gain) on investments(i)	$(0.1)	$0.1	$0.1	$0.2
Change in allowance for expected credit losses on investments	-	$(0.4)	$(0.1)	$(0.3)
Tax impact of change in allowance for expected credit losses on investments(i)	-	$0.1	-	$0.1
Net foreign exchange loss (gain)	$1.0	$(10.1)	$3.4	$(17.3)
Tax impact of net foreign exchange loss (gain)(i)	$(0.1)	$1.7	$(0.5)	$2.7
Core operating income	$18.7	$22.8	$43.1	$42.2
Average shareholders’ equity (ii)	$661.3	$656.4	$689.5	$658.6
Core operating return on average equity (annualized) (iii) and (v)	11.3%	13.9%	12.5%	12.8%
Diluted core operating earnings per share (iv)	$0.44	$0.51	$1.00	$0.93
Return on average equity (annualized) (v)	12.6%	20.8%	12.3%	18.6%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.

ii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except per share information)	2026	2025	2026	2025
Core operating income	$18.7	$22.8	$43.1	$42.2
Minus: Dividends attributable to restricted share awards	$0.1	-	$1.0	$0.8
Core operating income available to common shareholders (a)	$18.6	$22.8	$42.1	$41.4
Weighted average number of vested common shares – diluted (in millions of shares) (b)	42.2	44.4	42.3	44.5
Diluted core operating earnings per share (a/b)	$0.44	$0.51	$1.00	$0.93

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a second quarter 2026 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur, Casablanca, and GIFT City, India, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A” (Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “focus”, “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of military conflicts in the Middle East, including disruptions in the Strait of Hormuz and the Persian Gulf and the potential disruption of Red Sea international shipping routes; (8) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (9) the potential impact of artificial intelligence technologies on the insurance industry and the ability of IGI to effectively deploy AI technologies; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

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IGI Investor & Media Contacts:

Robin Sidders, Head of Corporate Relations
Email: robin.sidders@iginsure.com

Ahmad Jabsheh, AVP, Corporate Relations

Email: ahmad.jabsheh@iginsure.com